Exhibit 100.0

NICE Wins in Four Categories of the Prêmio Consumidor Moderno
(Modern Consumer Award)

NICE stands out in Brazil for its workforce optimization, agents monitoring, analytical intelligence and digital recording solutions

São Paulo – May 26, 2016 – NICE (NASDAQ: NICE) announces that it was the winner in four categories of the 17th edition of the Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente (Modern Consumer Award for Excellence in Customer Service). The company was recognized for its digital recording, digital recording with analytical intelligence, workforce optimization, and agent monitoring solutions. The award ceremony will be held on May 31, at 7 PM, in the Tom Brazil concert hall in São Paulo.

The Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente is derived from the most comprehensive study to assess the quality of customer services in Brazil. Every year the award recognizes companies that strive to maintain a high-quality commitment to their customer relationships.

The technical coordination of the award was carried out by SAX, a renowned Brazilian research firm, especially in the field of customer experience. SAX works in partnership with the Standard Intelligence Center (Centro de Inteligência Padrão - CIP), which conducts research on aspects that shape the relationship between businesses and customers in Brazil.

NICE has more than two decades of experience in Brazil providing solutions that enhance customer experience, and improve team performance and operational efficiency. It recently launched the NICE Engage Platform featuring Advanced Interaction Recording (AIR), which allows for real time interaction analytics and data collection through multiple channels, managing a large volume of data with a minimum number of servers and maximum resilience, as well as instant streaming to other applications.

This recognition reflects NICE’s key solutions that have stood out in the Brazilian market, such as its WFO (Workforce Optimization) suite to manage, assess, and encourage teams; monitoring solutions for the back office; and real time analytics solutions aimed at extracting relevant information from Big Data.

“We are very proud to announce NICE as winner in four categories of the Prêmio Consumidor Moderno. Based on direct evaluations of its customers and users, the company had the highest average in its industry, with the score based on indicators that represent the Tripod of Loyalty (Tripé da Lealdade): customer satisfaction, continued use, and recommendation to others,” says Roberto Meir, international specialist in consumer and retail relations and CEO of Grupo Padrão, responsible for the Consumidor Moderno magazine and the award.

According to Luiz Camargo, General Manager of NICE Brazil and the Southern Cone, the award highlights the company's strategy to provide technologies that create perfect experiences for consumers. “We have invested great efforts in the ability to fully analyze the customers' journey in order to ensure their satisfaction while bringing efficiency and value to the companies’ business operations. Our real-time analytical intelligence solutions ensure increased agility, visibility and security for interactions and transactions,” says Camargo, adding that the recent acquisition of Nexidia — a leading provider of advanced analytics solutions — has turned NICE into an Analytics Powerhouse.

About the Prêmio Consumidor Moderno (Modern Consumer Award)

The Prêmio Consumidor Moderno de Excelência em Serviços ao Cliente is the most prestigious recognition by companies and the Brazilian market in the customer relationship industry. In its 17th edition, the award contributes decisively to the evolution of the relationship between businesses and customers across the country, thus promoting best practices and paying homage to companies truly committed to consumer satisfaction.

About NICE

NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Press contacts in Brazil:

DFreire Comunicação e Negócios – (11) 5105 - 7171

Luciana Abritta – lucianaabritta@dfreire.com.br
Luiza Ten – luiza@dfreire.com.br

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Carmago, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.